EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO
FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ANTHERA PHARMACEUTICALS, INC.

Craig Thompson hereby certifies that:

ONE:             The date of filing the original Certificate of Incorporation of Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”) with the Secretary of State of the State of Delaware was September 9, 2004.

TWO:            He is the duly elected and acting President of the Corporation.

THREE:       The first sentence of Article IV of the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended and restated to read in its entirety as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred five million (105,000,000), of which (i) one hundred million (100,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation, each eight shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the  NASDAQ Global Market as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FOUR:        This Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

FIFTH:       Pursuant to Section 103(d) of the General Corporation Law of the State of Delaware, the effective time of the amendment herein certified shall be April 28, 2017, at 5:00 p.m. Eastern Time.

* * * *

IN WITNESS WHEREOF, Anthera Pharmaceuticals, Inc. has caused this Certificate of Amendment to Fifth Amended and Restated Certificate of Incorporation to be signed by its President this 28th day of April, 2017.

ANTHERA PHARMACEUTICALS, INC.

By:	/s/ J. Craig Thompson
J. Craig Thompson President & Chief Executive Officer